Exhibit 3

ICICI Bank Limited ICICI Bank Tower Bandra Kurla Complex Mumbai 400 051

News Release	June 22, 2007
Our board of directors has subject to the receipt of all regulatory approvals, approved the transfer of our equity shareholding in ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited, ICICI Prudential Asset Management Company Limited and ICICI Prudential Trust Limited to a proposed new subsidiary. ICICI Bank proposes to transfer its aggregate investment in these companies of Rs. 22.28 billion at year-end fiscal 2007 and any further investments that may be made by us prior to such transfer, to the proposed new subsidiary at the book value of these investments in our books on the date of transfer. The proposed new subsidiary proposes to raise equity capital through private placements or an initial public offering to meet the future capital requirements of the insurance subsidiaries.
Pursuant to initiation of discussions with potential investors for investment in the proposed new subsidiary, we have received definitive offers from investors for subscription to equity shares of the proposed new subsidiary and for entering into definitive agreements for this purpose. The subscription amount is Rs. 26.50 billion towards fresh issue of shares by the proposed new subsidiary, and the investors would thereby acquire a collective stake of 5.9% in the proposed new subsidiary, valuing it at Rs. 446.00 billion on a post-issue basis. Naturally, any such implied valuation may vary over time depending upon the business of the proposed new subsidiary, the nature of the financing round and other elements. The arrangement is subject to receipt of regulatory and other approvals including that of the Reserve Bank of India, the Insurance Regulatory & Development Authority and the Foreign Investment Promotion Board, and would terminate failing receipt of such approvals within a mutually agreed date. Affiliates of Goldman Sachs International, one of the Underwriters for this ADS Offering, have presented definitive offers to subscribe for shares constituting 2.02% of the post-issue equity capital of the proposed new subsidiary.
Except for the historical information contained herein, statements in this Release which contain words or phrases such as ‘would, ‘will’, ‘growth’ etc., and similar expressions or variations of such expressions may constitute ‘forward-looking statements’. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.
The incorporation of a new subsidiary and transfer of investments in insurance and asset management subsidiaries to this new subsidiary is subject to various approvals and there can be no assurance of the time taken to obtain such approvals, the nature and impact of any conditions specified in such approvals or that such approvals will be obtained at all. The impact of the proposed transfer of investments on the price of ICICI Bank’s equity shares and American Depositary Shares is uncertain. There can be no assurance that the proposed new company will seek to raise capital to meet the requirements of the insurance subsidiaries or of the valuations at which such capital may be raised or that it will be successful in raising such capital. ICICI Bank may continue to invest capital in the insurance subsidiaries and will continue, through its investment in the new company, to be exposed to the risks of the insurance and asset management subsidiaries.
For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.
For investor queries please call Rakesh Jha at 91-22-2653 6157 or Rupesh Kumar at 91-22-2653 7126or email at ir@icicibank.com.